B

Financial Package

Business Name:
Date Range:
Filing Type:
Industry:

Accounting Method:
Please note that we account for
in the year to date period have

Ledger Notes

Applicable Ledger
Business Acquisitions

Loans to/from David Pawlan

Loans to/from Jonah

Member Drawing - David Pawlan

Investments into Braketology.tv, Inc

Sales Revenue

Gifts Expense

Software & Web Hosting
Expense




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Information

Bracketology.tv, Inc.
January 1, 2022 to December 31, 2022
C-Corp

Modified-Cash basis
checks as they appear on the bank statement. Any outstanding checks that were not cashed
not been accounted for in these books.

Notes

Transactions in this ledger are confirmed to be related to the transfer of business assets and acquisitions by and to Bracketology.tv, Inc. We have grouped purchases and potential intercomnpany transfers together at client request, and a review for correct clarification is required.

We have recorded Additional Paid In capital in this ledger at the Clients request. Please confirm this ledger with the client

We have recorded Additional Paid In capital in this ledger at the Clients request. Please confirm this ledger with the client

There are transactions in this ledger that have not been confirmed as correctly classified by the client.

We have recorded investment capital and crowdfunding raises in this ledger at client request. Please review this ledger with the client.

There are transactions in this ledger that have not been confirmed as correctly classified by the client.

The client purchased a gift over $25 in value during this tax year.

There are transactions in this ledger that have not been confirmed as correctly classified by the client. We have also placed transactions here by client request. Please verify this ledger with the client.

Bracketology.tv, Inc.

Balance Sheet

For the period ending December 31, 2022

As Of: December 31, 2022

Assets	
Mercury Bank - Checking - 1054	682.63
SAAS - Allison Anton	15,000.00
Temporary Holds	0.00
Total Assets	**15,682.63**

Liabilities	
Business Acquisitions	374.93
Loans to/from David Pawlan	2,000.00
Loans to/from Jonah	2,000.00
Total Liabilities	**4,374.93**

Equity	
Investments into Braketology.tv, Inc	154,126.08
Retained Earnings	-142,818.38
Total Equity	**11,307.70**

Total Liabilities and Equity	**15,682.63**

December 31, 2021

	0.00
	0.00
	0.00
0.00

	0.00
	0.00
	0.00
0.00

	0.00
	0.00
0.00

0.00

Bracketology.tv, Inc.

Income Statement

For the period January 1, 2022 to December 31, 2022

January 1, 2022 to December 31, 2022

Revenues	
Sales Revenue	28,064.81
Total Revenues	**28,064.81**

Operating Expenses	
Gifts Expense	63.55
Independent Contractor Expense	7,500.00
Interest Expense	0.00
License & Fee Expense	26.00
Marketing & Advertising Expense	5,967.40
Professional Service Expense	5,077.36
Research & Development Expense	144,094.25
Software & Web Hosting Expense	8,154.63
Total Operating Expenses	**170,883.19**

Total Expenses	**170,883.19**

Net Profit	**-142,818.38**

Bracketology.tv, Inc.

Trial Balance

For the period ending December 31, 2022

	Dr
Assets	
Mercury Bank - Checking - 1054	682.63
SAAS - Allison Anton	15,000.00
Temporary Holds	0.00
Liabilities	
Business Acquisitions	
Loans to/from David Pawlan	
Loans to/from Jonah	
Equity	
Investments into Braketology.tv, Inc	
Retained Earnings	0.00
Revenues	
Sales Revenue	
Operating Expenses	
Gifts Expense	63.55
Independent Contractor Expense	7,500.00
Interest Expense	0.00
License & Fee Expense	26.00
Marketing & Advertising Expense	5,967.40
Professional Service Expense	5,077.36
Research & Development Expense	144,094.25
Software & Web Hosting Expense	8,154.63
Total	**186,565.82**

Cr





374.93
2,000.00
2,000.00



154,126.08



28,064.81



186,565.82

Bracketology.tv, Inc.

General Ledger
For the period January 1, 2022 to December 31, 2022

Assets	

Mercury Bank - Checking - 1054	**1/1/2022**
Transfer from another bank account to Mercury. Merchant name: Chase - Chec	6/29/2022
Transfer from another bank account to Mercury. Merchant name: Chase - Chec	6/29/2022
Transfer from another bank account to Mercury. Merchant name: Chase - Chec	6/29/2022
Transfer from another bank account to Mercury. Merchant name: Chase - Chec	6/29/2022
Send Money transaction initiated on Mercury. Merchant name: Allison Anton	6/29/2022
SendinBlue. Merchant name: Sendinblue	7/3/2022
SendinBlue. Merchant name: Sendinblue	7/3/2022
Send Money transaction initiated on Mercury. Merchant name: Allison Anton	7/6/2022
Transfer from another bank account to Mercury. Merchant name: Chase - Chec	7/6/2022
Transfer from another bank account to Mercury. Merchant name: Chase - Chec	7/6/2022
LEMLIST. Merchant name: lemlist	7/8/2022
LEMLIST. Merchant name: lemlist	7/8/2022
WEFUNDER PORTAL LLC-BOSTON PRIVATE; WEFUNDER PORTAL LLC-BOSTON PF	7/8/2022
GOOGLE; GOOGLE:012744978 CREDIT:Bracketology.tv, Inc.; US003NAFAD. Mε	7/11/2022
GOOGLE; GOOGLE:012750545 DEBIT:Bracketology.tv, Inc.; US003NAHXA. Mer	7/11/2022
aloalabs, llc; aloalabs, llc::ALOALABS LLC; ST-Q6B1O6B8H2X1. Merchant name	7/11/2022
ANGELSPAN. Merchant name: ANGELSPAN	7/12/2022
ZOOM.US . Merchant name: Zoom	7/15/2022
SLACK T1DPWN38R. Merchant name: SLACK T1DPWN38R	7/15/2022
CANVA* I . Merchant name: Canva	7/20/2022
SAGE CORPS, LLC; SAGE CORPS, LLC::BRACKETOLOGY TV INC. Merchant name: S	7/20/2022
aloalabs, llc; aloalabs, llc::ALOALABS LLC; ST-P8V4H3X8L2Z6. Merchant name:	7/21/2022
POLYMAIL EMAIL. Merchant name: POLYMAIL EMAIL	7/22/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	7/22/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	7/22/2022
GITHUB. Merchant name: GITHUB	7/25/2022
Hubspot Inc.. Merchant name: Hubspot Inc.	7/25/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	7/26/2022
Spreadshirt.com. Merchant name: Spreadshirt	7/28/2022
StackSocial, Inc; StackSocial, Inc:EDI:Bracketology.tv, Inc.; 10010303762216	7/29/2022
Publisher First; Publisher First:EDI:Bracketology.tv, Inc.; 101260037646836.	7/29/2022
Google Pay 0956	8/1/2022
Google Pay 0956	8/1/2022
Hubspot Inc. 0956	8/2/2022
MAINSTREET 0956	8/2/2022
MAINSTREET 0956	8/2/2022
Amazon Web Services 0956	8/3/2022
Pawlan Law, LLC Payment	8/4/2022

TWILIO SENDGRID 0956	8/4/2022
lemlist 9311	8/8/2022
Patreon In	8/8/2022
SLACK T1DPWN38R 9311	8/10/2022
ANGELSPAN 0956	8/12/2022
NOTARIZE, INC. 9311	8/13/2022
NOTARIZE, INC. 0956	8/13/2022
NOTARIZE, INC. 0956	8/18/2022
BENCH ACCOUNTING, INC. 0956	8/22/2022
POLYMAIL EMAIL 0956	8/22/2022
PAYPAL In	8/23/2022
PAYPAL In	8/23/2022
PAYPAL Pull	8/23/2022
Chase - Checking 9133 Transfer Out	8/24/2022
Chase - Checking 3890 Transfer Out	8/24/2022
SAGE CORPS, LLC Pull	8/24/2022
PAYPAL In	8/24/2022
Hubspot Inc. 0956	8/25/2022
GITHUB 0956	8/25/2022
SLACK T1DPWN38R 9311	8/27/2022
ILSOS LLC REG AGENT 9311	8/30/2022
Publisher First In	8/31/2022
GOOGLE *GSUITE_bracketolo. Merchant name: Google Pay	9/1/2022
GOOGLE*GSUITE BACHBRAC. Merchant name: Google Pay	9/2/2022
Hubspot Inc.. Merchant name: Hubspot Inc.	9/2/2022
MAINSTREET. Merchant name: MAINSTREET	9/2/2022
Patreon; Patreon::BRACKETOLOGY LLC; ST-I2K3R2I4E4H3. Merchant name: Pat	9/6/2022
TWILIO SENDGRID. Merchant name: TWILIO SENDGRID	9/6/2022
LEMLIST. Merchant name: lemlist	9/8/2022
ANGELSPAN. Merchant name: ANGELSPAN	9/12/2022
LEMLIST. Merchant name: LEMLIST	9/16/2022
Spreadshirt.com. Merchant name: Spreadshirt	9/17/2022
Spreadshirt.com. Merchant name: Spreadshirt	9/17/2022
POLYMAIL EMAIL. Merchant name: POLYMAIL EMAIL	9/22/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	9/22/2022
1871. Merchant name: 1871	9/24/2022
GOOGLE *ADS9366502127. Merchant name: Google Pay	9/24/2022
GITHUB. Merchant name: GITHUB	9/25/2022
Hubspot Inc.. Merchant name: Hubspot Inc.	9/25/2022
aloalabs, llc; aloalabs, llc::ALOALABS LLC; ST-A5V7P0E3K3A5. Merchant name:	9/27/2022
PAYPAL; PAYPAL:TRANSFER:BRACKETOLOGY.TV INC.; 1022571592810. Mercha	9/27/2022
1PASSWORD. Merchant name: 1PASSWORD	9/27/2022
Publisher First; Publisher First:EDI:Bracketology.tv, Inc.; 101260041199046.	9/30/2022
Publisher First; Publisher First:EDI:Bracketology.tv, Inc.; 101260041198577.	9/30/2022
GOOGLE *ADS9366502127. Merchant name: Google Pay	10/1/2022
GOOGLE*GSUITE BRACKETO. Merchant name: Google Pay	10/2/2022
Hubspot Inc.. Merchant name: Hubspot Inc.	10/2/2022
GOOGLE*GSUITE BACHBRAC. Merchant name: Google Pay	10/2/2022

MAINSTREET. Merchant name: MAINSTREET	10/5/2022
Edible Arrangements. Merchant name: Edible Arrangements	10/6/2022
TWILIO SENDGRID. Merchant name: TWILIO SENDGRID	10/6/2022
Patreon; Patreon::BRACKETOLOGY LLC; ST-V6Z3H4V8N3J5. Merchant name: P	10/6/2022
ALOALABS, LLC; ALOALABS, LLC::BRACKETOLOGY TV INC. Merchant name: ALOA	10/7/2022
ANGELSPAN. Merchant name: ANGELSPAN	10/12/2022
MainStreet; MainStreet::BRACKETOLOGY LLC; ST-S4X5S7L5U5F8. Merchant na	10/14/2022
Send Money transaction initiated on Mercury. Merchant name: Jayne Tully	10/20/2022
Publisher First; Publisher First:EDI:Bracketology.tv, Inc.; 101260042877954.	10/21/2022
POLYMAIL EMAIL. Merchant name: POLYMAIL EMAIL	10/22/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	10/22/2022
Hubspot Inc.. Merchant name: Hubspot Inc.	10/25/2022
GITHUB. Merchant name: GITHUB	10/25/2022
MAINSTREET. Merchant name: MAINSTREET	10/29/2022
MAINSTREET. Merchant name: MAINSTREET	10/29/2022
MAINSTREET. Merchant name: MAINSTREET	10/29/2022
Incoming transfer. Merchant name: Bracketology, LLC	10/31/2022
Publisher First; Publisher First:EDI:Bracketology.tv, Inc.; 101260043263280.	10/31/2022
GOOGLE *GSUITE_bachbracke. Merchant name: Google Pay	11/1/2022
GOOGLE *GSUITE_bracketolo. Merchant name: Google Pay	11/1/2022
TWILIO SENDGRID. Merchant name: TWILIO SENDGRID	11/4/2022
Interest Accrual. Merchant name: Interest Accrual	11/5/2022
Interest Accrual. Merchant name: Interest Accrual	11/5/2022
DNH*GODADDY.COM. Merchant name: DNH*GODADDY.COM	11/6/2022
Patreon; Patreon::BRACKETOLOGY LLC; ST-U8P2Q8T2S2F7. Merchant name: P	11/7/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	11/9/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	11/9/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	11/9/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	11/9/2022
GP*GIANTPARTNERS. Merchant name: GP*GIANTPARTNERS	11/10/2022
ANGELSPAN. Merchant name: ANGELSPAN	11/12/2022
PAYPAL; PAYPAL:TRANSFER:BRACKETOLOGY.TV INC.; 1023447586113. Mercha	11/14/2022
Send Money transaction initiated on Mercury. Merchant name: Jayne Tully	11/18/2022
Printful Inc. 77775083. Merchant name: Printful Inc. 77775083	11/22/2022
POLYMAIL EMAIL. Merchant name: POLYMAIL EMAIL	11/22/2022
PARAMOUNT+. Merchant name: PARAMOUNT+	11/23/2022
GITHUB. Merchant name: GITHUB	11/25/2022
Hubspot Inc.. Merchant name: Hubspot Inc.	11/25/2022
Publisher First; Publisher First:EDI:Bracketology.tv, Inc.; 101260044920683.	11/30/2022
GOOGLE *GSUITE_bracket. Merchant name: Google Pay	12/2/2022
GOOGLE *GSUITE_bachbra. Merchant name: Google Pay	12/2/2022
Spreadshirt.com. Merchant name: Spreadshirt	12/4/2022
APPLE.COM/BILL. Merchant name: Apple	12/6/2022
Patreon; Patreon::BRACKETOLOGY LLC; ST-P4X1C8N2A0P4. Merchant name: P	12/6/2022
TWILIO SENDGRID. Merchant name: TWILIO SENDGRID	12/6/2022
IN ALOALABS LLC. Merchant name: IN ALOALABS LLC	12/7/2022
APPLE.COM/BILL. Merchant name: Apple	12/10/2022
ANGELSPAN. Merchant name: ANGELSPAN	12/12/2022

Transfer from another bank account to Mercury. Merchant name: Chase - Chec	12/13/2022
Transfer from another bank account to Mercury. Merchant name: Chase - Chec	12/13/2022
GP*GIANTPARTNERS. Merchant name: GP*GIANTPARTNERS	12/14/2022
Send Money transaction initiated on Mercury. Merchant name: Jayne Tully	12/19/2022
POLYMAIL EMAIL. Merchant name: POLYMAIL EMAIL	12/22/2022
VISTAPRINT. Merchant name: Vistaprint 275 Wyman St, Waltham, MA 02451	12/22/2022
PARAMOUNT+. Merchant name: PARAMOUNT+	12/23/2022
GITHUB. Merchant name: GITHUB	12/25/2022
Hubspot Inc.. Merchant name: Hubspot Inc.	12/25/2022
SendinBlue. Merchant name: Sendinblue	12/29/2022
Mercury Bank - Checking - 1054	**12/31/2022**
SAAS - Allison Anton	**1/1/2022**
Send Money transaction initiated on Mercury. Merchant name: Allison Anton	6/29/2022
Send Money transaction initiated on Mercury. Merchant name: Allison Anton	7/6/2022
SAAS - Allison Anton	**12/31/2022**
Temporary Holds	**1/1/2022**
PAYPAL In	8/23/2022
PAYPAL In	8/23/2022
PAYPAL Pull	8/23/2022
Temporary Holds	**12/31/2022**

Liabilities

Business Acquisitions	**1/1/2022**
Transfer from another bank account to Mercury. Merchant name: Chase - Chec	6/29/2022
Transfer from another bank account to Mercury. Merchant name: Chase - Chec	6/29/2022
Transfer from another bank account to Mercury. Merchant name: Chase - Chec	6/29/2022
Transfer from another bank account to Mercury. Merchant name: Chase - Chec	6/29/2022
Transfer from another bank account to Mercury. Merchant name: Chase - Chec	7/6/2022
Transfer from another bank account to Mercury. Merchant name: Chase - Chec	7/6/2022
Chase - Checking 9133 Transfer Out	8/24/2022
Chase - Checking 3890 Transfer Out	8/24/2022
Incoming transfer. Merchant name: Bracketology, LLC	10/31/2022
Business Acquisitions	**12/31/2022**
Loans to/from David Pawlan	**1/1/2022**
Transfer from another bank account to Mercury. Merchant name: Chase - Chec	12/13/2022
Loans to/from David Pawlan	**12/31/2022**
Loans to/from Jonah	**1/1/2022**
Transfer from another bank account to Mercury. Merchant name: Chase - Chec	12/13/2022
Loans to/from Jonah	**12/31/2022**

Equity

Investments into Braketology.tv, Inc	**1/1/2022**
WEFUNDER PORTAL LLC-BOSTON PRIVATE; WEFUNDER PORTAL LLC-BOSTON PI	7/8/2022
Investments into Braketology.tv, Inc	**12/31/2022**
Retained Earnings	**1/1/2022**
Total Profit:	
Retained Earnings	**12/31/2022**

Revenues

Sales Revenue	**1/1/2022**
StackSocial, Inc; StackSocial, Inc:EDI:Bracketology.tv, Inc.; 10010303762216	7/29/2022
Publisher First; Publisher First:EDI:Bracketology.tv, Inc.; 101260037646836.	7/29/2022
Patreon In	8/8/2022
PAYPAL In	8/24/2022
Publisher First In	8/31/2022
Patreon; Patreon::BRACKETOLOGY LLC; ST-I2K3R2I4E4H3. Merchant name: Pa	9/6/2022
PAYPAL; PAYPAL:TRANSFER:BRACKETOLOGY.TV INC.; 1022571592810. Merch	9/27/2022
Publisher First; Publisher First:EDI:Bracketology.tv, Inc.; 101260041199046.	9/30/2022
Publisher First; Publisher First:EDI:Bracketology.tv, Inc.; 101260041198577.	9/30/2022
Patreon; Patreon::BRACKETOLOGY LLC; ST-V6Z3H4V8N3J5. Merchant name: P	10/6/2022
Publisher First; Publisher First:EDI:Bracketology.tv, Inc.; 101260042877954.	10/21/2022
Publisher First; Publisher First:EDI:Bracketology.tv, Inc.; 101260043263280.	10/31/2022
Patreon; Patreon::BRACKETOLOGY LLC; ST-U8P2Q8T2S2F7. Merchant name: P	11/7/2022
PAYPAL; PAYPAL:TRANSFER:BRACKETOLOGY.TV INC.; 1023447586113. Merch	11/14/2022
Publisher First; Publisher First:EDI:Bracketology.tv, Inc.; 101260044920683.	11/30/2022
Patreon; Patreon::BRACKETOLOGY LLC; ST-P4X1C8N2A0P4. Merchant name: P	12/6/2022
Sales Revenue	**12/31/2022**

Operating Expenses

Gifts Expense	**1/1/2022**
Edible Arrangements. Merchant name: Edible Arrangements	10/6/2022
Gifts Expense	**12/31/2022**
Independent Contractor Expense	**1/1/2022**
SAGE CORPS, LLC; SAGE CORPS, LLC::BRACKETOLOGY TV INC. Merchant name: S	7/20/2022
SAGE CORPS, LLC Pull	8/24/2022
Send Money transaction initiated on Mercury. Merchant name: Jayne Tully	10/20/2022
Send Money transaction initiated on Mercury. Merchant name: Jayne Tully	11/18/2022
Send Money transaction initiated on Mercury. Merchant name: Jayne Tully	12/19/2022
Independent Contractor Expense	**12/31/2022**
Interest Expense	**1/1/2022**
Interest Accrual. Merchant name: Interest Accrual	11/5/2022
Interest Accrual. Merchant name: Interest Accrual	11/5/2022
Interest Expense	**12/31/2022**

License & Fee Expense	**1/1/2022**
ILSOS LLC REG AGENT 9311	8/30/2022
License & Fee Expense	**12/31/2022**
Marketing & Advertising Expense	**1/1/2022**
SendinBlue. Merchant name: Sendinblue	7/3/2022
SendinBlue. Merchant name: Sendinblue	7/3/2022
GOOGLE; GOOGLE:012744978 CREDIT:Bracketology.tv, Inc.; US003NAFAD. M	7/11/2022
Spreadshirt.com. Merchant name: Spreadshirt	7/28/2022
Spreadshirt.com. Merchant name: Spreadshirt	9/17/2022
Spreadshirt.com. Merchant name: Spreadshirt	9/17/2022
1871. Merchant name: 1871	9/24/2022
GOOGLE *ADS9366502127. Merchant name: Google Pay	9/24/2022
GOOGLE *ADS9366502127. Merchant name: Google Pay	10/1/2022
Printful Inc. 77775083. Merchant name: Printful Inc. 77775083	11/22/2022
Spreadshirt.com. Merchant name: Spreadshirt	12/4/2022
VISTAPRINT. Merchant name: Vistaprint 275 Wyman St, Waltham, MA 02451	12/22/2022
SendinBlue. Merchant name: Sendinblue	12/29/2022
Marketing & Advertising Expense	**12/31/2022**
Professional Service Expense	**1/1/2022**
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	7/22/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	7/22/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	7/26/2022
Pawlan Law, LLC Payment	8/4/2022
ANGELSPAN 0956	8/12/2022
NOTARIZE, INC. 9311	8/13/2022
NOTARIZE, INC. 0956	8/13/2022
NOTARIZE, INC. 0956	8/18/2022
BENCH ACCOUNTING, INC. 0956	8/22/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	9/22/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	10/22/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	11/9/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	11/9/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	11/9/2022
BENCH ACCOUNTING, INC.. Merchant name: BENCH ACCOUNTING, INC.	11/9/2022
Professional Service Expense	**12/31/2022**
Research & Development Expense	**1/1/2022**
aloalabs, llc; aloalabs, llc::ALOALABS LLC; ST-Q6B1O6B8H2X1. Merchant name	7/11/2022
aloalabs, llc; aloalabs, llc::ALOALABS LLC; ST-P8V4H3X8L2Z6. Merchant name:	7/21/2022
aloalabs, llc; aloalabs, llc::ALOALABS LLC; ST-A5V7P0E3K3A5. Merchant name:	9/27/2022
ALOALABS, LLC; ALOALABS, LLC::BRACKETOLOGY TV INC. Merchant name: ALOA	10/7/2022
Research & Development Expense	**12/31/2022**
Software & Web Hosting Expense	**1/1/2022**
LEMLIST. Merchant name: lemlist	7/8/2022

LEMLIST. Merchant name: lemlist	7/8/2022
GOOGLE; GOOGLE:012750545 DEBIT:Bracketology.tv, Inc.; US003NAHXA. Mer	7/11/2022
ANGELSPAN. Merchant name: ANGELSPAN	7/12/2022
ZOOM.US . Merchant name: Zoom	7/15/2022
SLACK T1DPWN38R. Merchant name: SLACK T1DPWN38R	7/15/2022
CANVA* I . Merchant name: Canva	7/20/2022
POLYMAIL EMAIL. Merchant name: POLYMAIL EMAIL	7/22/2022
GITHUB. Merchant name: GITHUB	7/25/2022
Hubspot Inc.. Merchant name: Hubspot Inc.	7/25/2022
Google Pay 0956	8/1/2022
Google Pay 0956	8/1/2022
Hubspot Inc. 0956	8/2/2022
MAINSTREET 0956	8/2/2022
MAINSTREET 0956	8/2/2022
Amazon Web Services 0956	8/3/2022
TWILIO SENDGRID 0956	8/4/2022
lemlist 9311	8/8/2022
SLACK T1DPWN38R 9311	8/10/2022
POLYMAIL EMAIL 0956	8/22/2022
Hubspot Inc. 0956	8/25/2022
GITHUB 0956	8/25/2022
SLACK T1DPWN38R 9311	8/27/2022
GOOGLE *GSUITE_bracketolo. Merchant name: Google Pay	9/1/2022
GOOGLE*GSUITE BACHBRAC. Merchant name: Google Pay	9/2/2022
Hubspot Inc.. Merchant name: Hubspot Inc.	9/2/2022
MAINSTREET. Merchant name: MAINSTREET	9/2/2022
TWILIO SENDGRID. Merchant name: TWILIO SENDGRID	9/6/2022
LEMLIST. Merchant name: lemlist	9/8/2022
ANGELSPAN. Merchant name: ANGELSPAN	9/12/2022
LEMLIST. Merchant name: LEMLIST	9/16/2022
POLYMAIL EMAIL. Merchant name: POLYMAIL EMAIL	9/22/2022
GITHUB. Merchant name: GITHUB	9/25/2022
Hubspot Inc.. Merchant name: Hubspot Inc.	9/25/2022
1PASSWORD. Merchant name: 1PASSWORD	9/27/2022
GOOGLE*GSUITE BRACKETO. Merchant name: Google Pay	10/2/2022
Hubspot Inc.. Merchant name: Hubspot Inc.	10/2/2022
GOOGLE*GSUITE BACHBRAC. Merchant name: Google Pay	10/2/2022
MAINSTREET. Merchant name: MAINSTREET	10/5/2022
TWILIO SENDGRID. Merchant name: TWILIO SENDGRID	10/6/2022
ANGELSPAN. Merchant name: ANGELSPAN	10/12/2022
MainStreet; MainStreet::BRACKETOLOGY LLC; ST-S4X5S7L5U5F8. Merchant na	10/14/2022
POLYMAIL EMAIL. Merchant name: POLYMAIL EMAIL	10/22/2022
Hubspot Inc.. Merchant name: Hubspot Inc.	10/25/2022
GITHUB. Merchant name: GITHUB	10/25/2022
MAINSTREET. Merchant name: MAINSTREET	10/29/2022
MAINSTREET. Merchant name: MAINSTREET	10/29/2022
MAINSTREET. Merchant name: MAINSTREET	10/29/2022
GOOGLE *GSUITE_bachbracke. Merchant name: Google Pay	11/1/2022

GOOGLE *GSUITE_bracketolo. Merchant name: Google Pay	11/1/2022
TWILIO SENDGRID. Merchant name: TWILIO SENDGRID	11/4/2022
DNH*GODADDY.COM. Merchant name: DNH*GODADDY.COM	11/6/2022
GP*GIANTPARTNERS. Merchant name: GP*GIANTPARTNERS	11/10/2022
ANGELSPAN. Merchant name: ANGELSPAN	11/12/2022
POLYMAIL EMAIL. Merchant name: POLYMAIL EMAIL	11/22/2022
PARAMOUNT+. Merchant name: PARAMOUNT+	11/23/2022
GITHUB. Merchant name: GITHUB	11/25/2022
Hubspot Inc.. Merchant name: Hubspot Inc.	11/25/2022
GOOGLE *GSUITE_bracket. Merchant name: Google Pay	12/2/2022
GOOGLE *GSUITE_bachbra. Merchant name: Google Pay	12/2/2022
APPLE.COM/BILL. Merchant name: Apple	12/6/2022
TWILIO SENDGRID. Merchant name: TWILIO SENDGRID	12/6/2022
IN ALOALABS LLC. Merchant name: IN ALOALABS LLC	12/7/2022
APPLE.COM/BILL. Merchant name: Apple	12/10/2022
ANGELSPAN. Merchant name: ANGELSPAN	12/12/2022
GP*GIANTPARTNERS. Merchant name: GP*GIANTPARTNERS	12/14/2022
POLYMAIL EMAIL. Merchant name: POLYMAIL EMAIL	12/22/2022
PARAMOUNT+. Merchant name: PARAMOUNT+	12/23/2022
GITHUB. Merchant name: GITHUB	12/25/2022
Hubspot Inc.. Merchant name: Hubspot Inc.	12/25/2022
Software & Web Hosting Expense	**12/31/2022**



0.00	**Dr**	**Opening Balance**
-3,700.00	Cr	
3,700.00	Dr	
10.00	Dr	
13,390.00	Dr	
-11,300.00	Cr	
-0.11	Cr	
-1,773.10	Cr	
-3,700.00	Cr	
2,700.00	Dr	
1,000.00	Dr	
-28.99	Cr	
-29.00	Cr	
154,126.08	Dr	
0.04	Dr	
-0.04	Cr	
-102,000.00	Cr	
-249.00	Cr	
-163.39	Cr	
-71.29	Cr	
-144.99	Cr	
-500.00	Cr	
-22,490.75	Cr	
-29.00	Cr	
-239.20	Cr	
-2,390.40	Cr	
-4.00	Cr	
-59.95	Cr	
-239.20	Cr	
-22.49	Cr	
51.75	Dr	
20.18	Dr	
-9.48	Cr	
-47.99	Cr	
-59.95	Cr	
-90.00	Cr	
-100.00	Cr	
-517.90	Cr	
-2,123.76	Cr	

-89.95	Cr
-58.00	Cr
56.18	Dr
-78.48	Cr
-249.00	Cr
-25.00	Cr
-25.00	Cr
-25.00	Cr
-239.20	Cr
-29.00	Cr
0.08	Dr
0.03	Dr
-0.11	Cr
-2,700.00	Cr
-14,400.00	Cr
-1,000.00	Cr
18,223.81	Dr
-59.95	Cr
-4.00	Cr
-749.35	Cr
-26.00	Cr
20.22	Dr
-42.00	Cr
-48.00	Cr
-59.95	Cr
-100.00	Cr
97.17	Dr
-89.95	Cr
-58.00	Cr
-249.00	Cr
58.00	Dr
-26.73	Cr
-26.04	Cr
-19.00	Cr
-239.20	Cr
-185.00	Cr
-500.00	Cr
-4.00	Cr
-59.95	Cr
-15,853.33	Cr
894.16	Dr
-627.06	Cr
2,854.73	Dr
20.03	Dr
-137.95	Cr
-42.00	Cr
-59.95	Cr
-48.00	Cr

-100.00	Cr
-63.55	Cr
-89.95	Cr
41.22	Dr
-3,750.17	Cr
-249.00	Cr
-196.36	Cr
-2,000.00	Cr
460.72	Dr
-29.00	Cr
-239.20	Cr
-59.95	Cr
-4.00	Cr
100.00	Dr
100.00	Dr
100.00	Dr
374.93	Dr
2,428.29	Dr
-48.00	Cr
-42.00	Cr
-89.95	Cr
-0.02	Cr
0.02	Dr
-30.16	Cr
86.36	Dr
239.20	Dr
239.20	Dr
239.20	Dr
239.20	Dr
-475.00	Cr
-249.00	Cr
980.00	Dr
-2,000.00	Cr
-252.43	Cr
-29.00	Cr
-10.89	Cr
-4.00	Cr
-59.95	Cr
1,797.06	Dr
-42.00	Cr
-29.60	Cr
-1,109.41	Cr
-0.99	Cr
32.93	Dr
-89.95	Cr
-2,166.67	Cr
-8.81	Cr
-249.00	Cr

2,000.00	Dr	
2,000.00	Dr	
125.00	Dr	
-2,000.00	Cr	
-29.00	Cr	
-161.08	Cr	
-10.89	Cr	
-4.00	Cr	
-59.95	Cr	
-1,773.10	Cr	
682.63	**Dr**	**Closing balance**
0.00	**Dr**	**Opening Balance**
11,300.00	Dr	
3,700.00	Dr	
15,000.00	**Dr**	**Closing balance**
0.00	**Dr**	**Opening Balance**
-0.08	Cr	
-0.03	Cr	
0.11	Dr	
0.00	**Dr**	**Closing balance**
0.00	**Dr**	**Opening Balance**
3,700.00	Dr	
-3,700.00	Cr	
-10.00	Cr	
-13,390.00	Cr	
-2,700.00	Cr	
-1,000.00	Cr	
2,700.00	Dr	
14,400.00	Dr	
-374.93	Cr	
-374.93	**Cr**	**Closing balance**
0.00	**Dr**	**Opening Balance**
-2,000.00	Cr	
-2,000.00	**Cr**	**Closing balance**
0.00	**Dr**	**Opening Balance**
-2,000.00	Cr	
-2,000.00	**Cr**	**Closing balance**

0.00	**Dr**	**Opening Balance**
-154,126.08	Cr	
-154,126.08	**Cr**	**Closing balance**
0.00	**Dr**	**Opening Balance**
142,818.38	Dr	
142,818.38	**Dr**	**Closing balance**



0.00	**Dr**	**Opening Balance**
-51.75	Cr	
-20.18	Cr	
-56.18	Cr	
-18,223.81	Cr	
-20.22	Cr	
-97.17	Cr	
-894.16	Cr	
-2,854.73	Cr	
-20.03	Cr	
-41.22	Cr	
-460.72	Cr	
-2,428.29	Cr	
-86.36	Cr	
-980.00	Cr	
-1,797.06	Cr	
-32.93	Cr	
-28,064.81	**Cr**	**Closing balance**



0.00	**Dr**	**Opening Balance**
63.55	Dr	
63.55	**Dr**	**Closing balance**
0.00	**Dr**	**Opening Balance**
500.00	Dr	
1,000.00	Dr	
2,000.00	Dr	
2,000.00	Dr	
2,000.00	Dr	
7,500.00	**Dr**	**Closing balance**
0.00	**Dr**	**Opening Balance**
0.02	Dr	
-0.02	Cr	
0.00	**Dr**	**Closing balance**

0.00	**Dr**	**Opening Balance**
26.00	Dr	
26.00	**Dr**	**Closing balance**
0.00	**Dr**	**Opening Balance**
0.11	Dr	
1,773.10	Dr	
-0.04	Cr	
22.49	Dr	
26.73	Dr	
26.04	Dr	
185.00	Dr	
500.00	Dr	
137.95	Dr	
252.43	Dr	
1,109.41	Dr	
161.08	Dr	
1,773.10	Dr	
5,967.40	**Dr**	**Closing balance**
0.00	**Dr**	**Opening Balance**
239.20	Dr	
2,390.40	Dr	
239.20	Dr	
2,123.76	Dr	
249.00	Dr	
25.00	Dr	
25.00	Dr	
25.00	Dr	
239.20	Dr	
239.20	Dr	
239.20	Dr	
-239.20	Cr	
-239.20	Cr	
-239.20	Cr	
-239.20	Cr	
5,077.36	**Dr**	**Closing balance**
0.00	**Dr**	**Opening Balance**
102,000.00	Dr	
22,490.75	Dr	
15,853.33	Dr	
3,750.17	Dr	
144,094.25	**Dr**	**Closing balance**
0.00	**Dr**	**Opening Balance**
28.99	Dr	

29.00	Dr
0.04	Dr
249.00	Dr
163.39	Dr
71.29	Dr
144.99	Dr
29.00	Dr
4.00	Dr
59.95	Dr
9.48	Dr
47.99	Dr
59.95	Dr
90.00	Dr
100.00	Dr
517.90	Dr
89.95	Dr
58.00	Dr
78.48	Dr
29.00	Dr
59.95	Dr
4.00	Dr
749.35	Dr
42.00	Dr
48.00	Dr
59.95	Dr
100.00	Dr
89.95	Dr
58.00	Dr
249.00	Dr
-58.00	Cr
19.00	Dr
4.00	Dr
59.95	Dr
627.06	Dr
42.00	Dr
59.95	Dr
48.00	Dr
100.00	Dr
89.95	Dr
249.00	Dr
196.36	Dr
29.00	Dr
59.95	Dr
4.00	Dr
-100.00	Cr
-100.00	Cr
-100.00	Cr
48.00	Dr

42.00	Dr	
89.95	Dr	
30.16	Dr	
475.00	Dr	
249.00	Dr	
29.00	Dr	
10.89	Dr	
4.00	Dr	
59.95	Dr	
42.00	Dr	
29.60	Dr	
0.99	Dr	
89.95	Dr	
2,166.67	Dr	
8.81	Dr	
249.00	Dr	
-125.00	Cr	
29.00	Dr	
10.89	Dr	
4.00	Dr	
59.95	Dr	
8,154.63	**Dr**	**Closing balance**

Bracketology.tv, Inc.

General Ledger's Journal Entries

For the period January 1, 2022 to December 31, 2022

Date	Description	Account
6/29/2022	Transfer from another bank account to Mercury. Me	Mercury Bank - Checking - 1054
6/29/2022		Business Acquisitions
6/29/2022	Transfer from another bank account to Mercury. Me	Mercury Bank - Checking - 1054
6/29/2022		Business Acquisitions
6/29/2022	Transfer from another bank account to Mercury. Me	Mercury Bank - Checking - 1054
6/29/2022		Business Acquisitions
6/29/2022	Transfer from another bank account to Mercury. Me	Mercury Bank - Checking - 1054
6/29/2022		Business Acquisitions
6/29/2022	Send Money transaction initiated on Mercury. Merc	Mercury Bank - Checking - 1054
6/29/2022		SAAS - Allison Anton
7/3/2022	SendinBlue. Merchant name: Sendinblue	Mercury Bank - Checking - 1054
7/3/2022		Marketing & Advertising Expense
7/3/2022	SendinBlue. Merchant name: Sendinblue	Mercury Bank - Checking - 1054
7/3/2022		Marketing & Advertising Expense
7/6/2022	Send Money transaction initiated on Mercury. Merc	Mercury Bank - Checking - 1054
7/6/2022		SAAS - Allison Anton
7/6/2022	Transfer from another bank account to Mercury. Me	Mercury Bank - Checking - 1054
7/6/2022		Business Acquisitions
7/6/2022	Transfer from another bank account to Mercury. Me	Mercury Bank - Checking - 1054
7/6/2022		Business Acquisitions
7/8/2022	LEMLIST. Merchant name: lemlist	Mercury Bank - Checking - 1054
7/8/2022		Software & Web Hosting Expense
7/8/2022	LEMLIST. Merchant name: lemlist	Mercury Bank - Checking - 1054
7/8/2022		Software & Web Hosting Expense
7/8/2022	WEFUNDER PORTAL LLC-BOSTON PRIVATE; WEFUND	Mercury Bank - Checking - 1054
7/8/2022		Investments into Braketology.tv, Inc
7/11/2022	GOOGLE; GOOGLE:012744978 CREDIT:Bracketology	Mercury Bank - Checking - 1054
7/11/2022		Marketing & Advertising Expense

7/11/2022 7/11/2022	GOOGLE; GOOGLE:012750545 DEBIT:Bracketology.	Mercury Bank - Checking - 1054 Software & Web Hosting Expense	
7/11/2022 7/11/2022	aloalabs, llc; aloalabs, llc::ALOALABS LLC; ST-Q6B1O	Mercury Bank - Checking - 1054 Research & Development Expense	
7/12/2022 7/12/2022	ANGELSPAN. Merchant name: ANGELSPAN	Mercury Bank - Checking - 1054 Software & Web Hosting Expense	
7/15/2022 7/15/2022	ZOOM.US . Merchant name: Zoom	Mercury Bank - Checking - 1054 Software & Web Hosting Expense	
7/15/2022 7/15/2022	SLACK T1DPWN38R. Merchant name: SLACK T1DPW	Mercury Bank - Checking - 1054 Software & Web Hosting Expense	
7/20/2022 7/20/2022	CANVA*I . Merchant name: Canva	Mercury Bank - Checking - 1054 Software & Web Hosting Expense	
7/20/2022 7/20/2022	SAGE CORPS, LLC; SAGE CORPS, LLC::BRACKETOLOGY	Mercury Bank - Checking - 1054 Independent Contractor Expense	
7/21/2022 7/21/2022	aloalabs, llc; aloalabs, llc::ALOALABS LLC; ST-P8V4H	Mercury Bank - Checking - 1054 Research & Development Expense	
7/22/2022 7/22/2022	POLYMAIL EMAIL. Merchant name: POLYMAIL EMAIL	Mercury Bank - Checking - 1054 Software & Web Hosting Expense	
7/22/2022 7/22/2022	BENCH ACCOUNTING, INC.. Merchant name: BENCH	Mercury Bank - Checking - 1054 Professional Service Expense	
7/22/2022 7/22/2022	BENCH ACCOUNTING, INC.. Merchant name: BENCH	Mercury Bank - Checking - 1054 Professional Service Expense	
7/25/2022 7/25/2022	GITHUB. Merchant name: GITHUB	Mercury Bank - Checking - 1054 Software & Web Hosting Expense	
7/25/2022 7/25/2022	Hubspot Inc.. Merchant name: Hubspot Inc.	Mercury Bank - Checking - 1054 Software & Web Hosting Expense	
7/26/2022 7/26/2022	BENCH ACCOUNTING, INC.. Merchant name: BENCH	Mercury Bank - Checking - 1054 Professional Service Expense	
7/28/2022 7/28/2022	Spreadshirt.com. Merchant name: Spreadshirt	Mercury Bank - Checking - 1054 Marketing & Advertising Expense	
7/29/2022 7/29/2022	StackSocial, Inc; StackSocial, Inc:EDI:Bracketology.t	Mercury Bank - Checking - 1054 Sales Revenue	

7/29/2022	Publisher First; Publisher First:EDI:Bracketology.tv,	Mercury Bank - Checking - 1054
7/29/2022		Sales Revenue
8/1/2022	Google Pay 0956	Mercury Bank - Checking - 1054
8/1/2022		Software & Web Hosting Expense
8/1/2022	Google Pay 0956	Mercury Bank - Checking - 1054
8/1/2022		Software & Web Hosting Expense
8/2/2022	Hubspot Inc. 0956	Mercury Bank - Checking - 1054
8/2/2022		Software & Web Hosting Expense
8/2/2022	MAINSTREET 0956	Mercury Bank - Checking - 1054
8/2/2022		Software & Web Hosting Expense
8/2/2022	MAINSTREET 0956	Mercury Bank - Checking - 1054
8/2/2022		Software & Web Hosting Expense
8/3/2022	Amazon Web Services 0956	Mercury Bank - Checking - 1054
8/3/2022		Software & Web Hosting Expense
8/4/2022	Pawlan Law, LLC Payment	Mercury Bank - Checking - 1054
8/4/2022		Professional Service Expense
8/4/2022	TWILIO SENDGRID 0956	Mercury Bank - Checking - 1054
8/4/2022		Software & Web Hosting Expense
8/8/2022	lemlist 9311	Mercury Bank - Checking - 1054
8/8/2022		Software & Web Hosting Expense
8/8/2022	Patreon In	Mercury Bank - Checking - 1054
8/8/2022		Sales Revenue
8/10/2022	SLACK T1DPWN38R 9311	Mercury Bank - Checking - 1054
8/10/2022		Software & Web Hosting Expense
8/12/2022	ANGELSPAN 0956	Mercury Bank - Checking - 1054
8/12/2022		Professional Service Expense
8/13/2022	NOTARIZE, INC. 9311	Mercury Bank - Checking - 1054
8/13/2022		Professional Service Expense
8/13/2022	NOTARIZE, INC. 0956	Mercury Bank - Checking - 1054
8/13/2022		Professional Service Expense
8/18/2022	NOTARIZE, INC. 0956	Mercury Bank - Checking - 1054
8/18/2022		Professional Service Expense

8/22/2022	BENCH ACCOUNTING, INC. 0956	Mercury Bank - Checking - 1054
8/22/2022		Professional Service Expense
8/22/2022	POLYMAIL EMAIL 0956	Mercury Bank - Checking - 1054
8/22/2022		Software & Web Hosting Expense
8/23/2022	PAYPAL In	Mercury Bank - Checking - 1054
8/23/2022		Temporary Holds
8/23/2022	PAYPAL In	Mercury Bank - Checking - 1054
8/23/2022		Temporary Holds
8/23/2022	PAYPAL Pull	Mercury Bank - Checking - 1054
8/23/2022		Temporary Holds
8/24/2022	Chase - Checking 9133 Transfer Out	Mercury Bank - Checking - 1054
8/24/2022		Business Acquisitions
8/24/2022	Chase - Checking 3890 Transfer Out	Mercury Bank - Checking - 1054
8/24/2022		Business Acquisitions
8/24/2022	SAGE CORPS, LLC Pull	Mercury Bank - Checking - 1054
8/24/2022		Independent Contractor Expense
8/24/2022	PAYPAL In	Mercury Bank - Checking - 1054
8/24/2022		Sales Revenue
8/25/2022	Hubspot Inc. 0956	Mercury Bank - Checking - 1054
8/25/2022		Software & Web Hosting Expense
8/25/2022	GITHUB 0956	Mercury Bank - Checking - 1054
8/25/2022		Software & Web Hosting Expense
8/27/2022	SLACK T1DPWN38R 9311	Mercury Bank - Checking - 1054
8/27/2022		Software & Web Hosting Expense
8/30/2022	ILSOS LLC REG AGENT 9311	Mercury Bank - Checking - 1054
8/30/2022		License & Fee Expense
8/31/2022	Publisher First In	Mercury Bank - Checking - 1054
8/31/2022		Sales Revenue
9/1/2022	GOOGLE *GSUITE_bracketolo. Merchant name: Goo	Mercury Bank - Checking - 1054
9/1/2022		Software & Web Hosting Expense
9/2/2022	GOOGLE*GSUITE BACHBRAC. Merchant name: Goog	Mercury Bank - Checking - 1054
9/2/2022		Software & Web Hosting Expense

9/2/2022	Hubspot Inc.. Merchant name: Hubspot Inc.	Mercury Bank - Checking - 1054
9/2/2022		Software & Web Hosting Expense
9/2/2022	MAINSTREET. Merchant name: MAINSTREET	Mercury Bank - Checking - 1054
9/2/2022		Software & Web Hosting Expense
9/6/2022	Patreon; Patreon::BRACKETOLOGY LLC; ST-I2K3R2I4	Mercury Bank - Checking - 1054
9/6/2022		Sales Revenue
9/6/2022	TWILIO SENDGRID. Merchant name: TWILIO SENDGI	Mercury Bank - Checking - 1054
9/6/2022		Software & Web Hosting Expense
9/8/2022	LEMLIST. Merchant name: lemlist	Mercury Bank - Checking - 1054
9/8/2022		Software & Web Hosting Expense
9/12/2022	ANGELSPAN. Merchant name: ANGELSPAN	Mercury Bank - Checking - 1054
9/12/2022		Software & Web Hosting Expense
9/16/2022	LEMLIST. Merchant name: LEMLIST	Mercury Bank - Checking - 1054
9/16/2022		Software & Web Hosting Expense
9/17/2022	Spreadshirt.com. Merchant name: Spreadshirt	Mercury Bank - Checking - 1054
9/17/2022		Marketing & Advertising Expense
9/17/2022	Spreadshirt.com. Merchant name: Spreadshirt	Mercury Bank - Checking - 1054
9/17/2022		Marketing & Advertising Expense
9/22/2022	POLYMAIL EMAIL. Merchant name: POLYMAIL EMAIL	Mercury Bank - Checking - 1054
9/22/2022		Software & Web Hosting Expense
9/22/2022	BENCH ACCOUNTING, INC.. Merchant name: BENCH	Mercury Bank - Checking - 1054
9/22/2022		Professional Service Expense
9/24/2022	1871. Merchant name: 1871	Mercury Bank - Checking - 1054
9/24/2022		Marketing & Advertising Expense
9/24/2022	GOOGLE *ADS9366502127. Merchant name: Googl	Mercury Bank - Checking - 1054
9/24/2022		Marketing & Advertising Expense
9/25/2022	GITHUB. Merchant name: GITHUB	Mercury Bank - Checking - 1054
9/25/2022		Software & Web Hosting Expense
9/25/2022	Hubspot Inc.. Merchant name: Hubspot Inc.	Mercury Bank - Checking - 1054
9/25/2022		Software & Web Hosting Expense
9/27/2022	aloalabs, llc; aloalabs, llc::ALOALABS LLC; ST-A5V7P(	Mercury Bank - Checking - 1054
9/27/2022		Research & Development Expense

9/27/2022	PAYPAL; PAYPAL:TRANSFER:BRACKETOLOGY.TV INC.,	Mercury Bank - Checking - 1054
9/27/2022		Sales Revenue
9/27/2022	1PASSWORD. Merchant name: 1PASSWORD	Mercury Bank - Checking - 1054
9/27/2022		Software & Web Hosting Expense
9/30/2022	Publisher First; Publisher First:EDI:Bracketology.tv,	Mercury Bank - Checking - 1054
9/30/2022		Sales Revenue
9/30/2022	Publisher First; Publisher First:EDI:Bracketology.tv,	Mercury Bank - Checking - 1054
9/30/2022		Sales Revenue
10/1/2022	GOOGLE *ADS9366502127. Merchant name: Googl	Mercury Bank - Checking - 1054
10/1/2022		Marketing & Advertising Expense
10/2/2022	GOOGLE*GSUITE BRACKETO. Merchant name: Googl	Mercury Bank - Checking - 1054
10/2/2022		Software & Web Hosting Expense
10/2/2022	Hubspot Inc.. Merchant name: Hubspot Inc.	Mercury Bank - Checking - 1054
10/2/2022		Software & Web Hosting Expense
10/2/2022	GOOGLE*GSUITE BACHBRAC. Merchant name: Goog	Mercury Bank - Checking - 1054
10/2/2022		Software & Web Hosting Expense
10/5/2022	MAINSTREET. Merchant name: MAINSTREET	Mercury Bank - Checking - 1054
10/5/2022		Software & Web Hosting Expense
10/6/2022	Edible Arrangements. Merchant name: Edible Arrang	Mercury Bank - Checking - 1054
10/6/2022		Gifts Expense
10/6/2022	TWILIO SENDGRID. Merchant name: TWILIO SENDGI	Mercury Bank - Checking - 1054
10/6/2022		Software & Web Hosting Expense
10/6/2022	Patreon; Patreon::BRACKETOLOGY LLC; ST-V6Z3H4V	Mercury Bank - Checking - 1054
10/6/2022		Sales Revenue
10/7/2022	ALOALABS, LLC; ALOALABS, LLC::BRACKETOLOGY TV	Mercury Bank - Checking - 1054
10/7/2022		Research & Development Expense
10/12/2022	ANGELSPAN. Merchant name: ANGELSPAN	Mercury Bank - Checking - 1054
10/12/2022		Software & Web Hosting Expense
10/14/2022	MainStreet; MainStreet::BRACKETOLOGY LLC; ST-S4X	Mercury Bank - Checking - 1054
10/14/2022		Software & Web Hosting Expense
10/20/2022	Send Money transaction initiated on Mercury. Merc	Mercury Bank - Checking - 1054
10/20/2022		Independent Contractor Expense

10/21/2022 10/21/2022	Publisher First; Publisher First:EDI:Bracketology.tv,	Mercury Bank - Checking - 1054 Sales Revenue
10/22/2022 10/22/2022	POLYMAIL EMAIL. Merchant name: POLYMAIL EMAIL	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
10/22/2022 10/22/2022	BENCH ACCOUNTING, INC.. Merchant name: BENCH	Mercury Bank - Checking - 1054 Professional Service Expense
10/25/2022 10/25/2022	Hubspot Inc.. Merchant name: Hubspot Inc.	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
10/25/2022 10/25/2022	GITHUB. Merchant name: GITHUB	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
10/29/2022 10/29/2022	MAINSTREET. Merchant name: MAINSTREET	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
10/29/2022 10/29/2022	MAINSTREET. Merchant name: MAINSTREET	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
10/29/2022 10/29/2022	MAINSTREET. Merchant name: MAINSTREET	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
10/31/2022 10/31/2022	Incoming transfer. Merchant name: Bracketology, L	Mercury Bank - Checking - 1054 Business Acquisitions
10/31/2022 10/31/2022	Publisher First; Publisher First:EDI:Bracketology.tv,	Mercury Bank - Checking - 1054 Sales Revenue
11/1/2022 11/1/2022	GOOGLE *GSUITE_bachbracke. Merchant name: Goo	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
11/1/2022 11/1/2022	GOOGLE *GSUITE_bracketolo. Merchant name: Goo	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
11/4/2022 11/4/2022	TWILIO SENDGRID. Merchant name: TWILIO SENDGI	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
11/5/2022 11/5/2022	Interest Accrual. Merchant name: Interest Accrual	Mercury Bank - Checking - 1054 Interest Expense
11/5/2022 11/5/2022	Interest Accrual. Merchant name: Interest Accrual	Mercury Bank - Checking - 1054 Interest Expense
11/6/2022 11/6/2022	DNH*GODADDY.COM. Merchant name: DNH*GODA	Mercury Bank - Checking - 1054 Software & Web Hosting Expense

11/7/2022 11/7/2022	Patreon; Patreon::BRACKETOLOGY LLC; ST-U8P2Q81	Mercury Bank - Checking - 1054 Sales Revenue
11/9/2022 11/9/2022	BENCH ACCOUNTING, INC.. Merchant name: BENCH	Mercury Bank - Checking - 1054 Professional Service Expense
11/9/2022 11/9/2022	BENCH ACCOUNTING, INC.. Merchant name: BENCH	Mercury Bank - Checking - 1054 Professional Service Expense
11/9/2022 11/9/2022	BENCH ACCOUNTING, INC.. Merchant name: BENCH	Mercury Bank - Checking - 1054 Professional Service Expense
11/9/2022 11/9/2022	BENCH ACCOUNTING, INC.. Merchant name: BENCH	Mercury Bank - Checking - 1054 Professional Service Expense
11/10/2022 11/10/2022	GP*GIANTPARTNERS. Merchant name: GP*GIANTPA	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
11/12/2022 11/12/2022	ANGELSPAN. Merchant name: ANGELSPAN	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
11/14/2022 11/14/2022	PAYPAL; PAYPAL:TRANSFER:BRACKETOLOGY.TV INC.;	Mercury Bank - Checking - 1054 Sales Revenue
11/18/2022 11/18/2022	Send Money transaction initiated on Mercury. Merc	Mercury Bank - Checking - 1054 Independent Contractor Expense
11/22/2022 11/22/2022	Printful Inc. 77775083. Merchant name: Printful In	Mercury Bank - Checking - 1054 Marketing & Advertising Expense
11/22/2022 11/22/2022	POLYMAIL EMAIL. Merchant name: POLYMAIL EMAIL	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
11/23/2022 11/23/2022	PARAMOUNT+. Merchant name: PARAMOUNT+	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
11/25/2022 11/25/2022	GITHUB. Merchant name: GITHUB	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
11/25/2022 11/25/2022	Hubspot Inc.. Merchant name: Hubspot Inc.	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
11/30/2022 11/30/2022	Publisher First; Publisher First:EDI:Bracketology.tv;	Mercury Bank - Checking - 1054 Sales Revenue
12/2/2022 12/2/2022	GOOGLE *GSUITE_bracket. Merchant name: Google	Mercury Bank - Checking - 1054 Software & Web Hosting Expense

12/2/2022 12/2/2022	GOOGLE *GSUITE_bachbra. Merchant name: Google	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
12/4/2022 12/4/2022	Spreadshirt.com. Merchant name: Spreadshirt	Mercury Bank - Checking - 1054 Marketing & Advertising Expense
12/6/2022 12/6/2022	APPLE.COM/BILL. Merchant name: Apple	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
12/6/2022 12/6/2022	Patreon; Patreon::BRACKETOLOGY LLC; ST-P4X1C8N	Mercury Bank - Checking - 1054 Sales Revenue
12/6/2022 12/6/2022	TWILIO SENDGRID. Merchant name: TWILIO SENDGI	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
12/7/2022 12/7/2022	IN ALOALABS LLC. Merchant name: IN ALOALABS LLC	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
12/10/2022 12/10/2022	APPLE.COM/BILL. Merchant name: Apple	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
12/12/2022 12/12/2022	ANGELSPAN. Merchant name: ANGELSPAN	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
12/13/2022 12/13/2022	Transfer from another bank account to Mercury. Me	Mercury Bank - Checking - 1054 Loans to/from Jonah
12/13/2022 12/13/2022	Transfer from another bank account to Mercury. Me	Mercury Bank - Checking - 1054 Loans to/from David Pawlan
12/14/2022 12/14/2022	GP*GIANTPARTNERS. Merchant name: GP*GIANTPA	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
12/19/2022 12/19/2022	Send Money transaction initiated on Mercury. Merc	Mercury Bank - Checking - 1054 Independent Contractor Expense
12/22/2022 12/22/2022	POLYMAIL EMAIL. Merchant name: POLYMAIL EMAIL	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
12/22/2022 12/22/2022	VISTAPRINT. Merchant name: Vistaprint 275 Wymar	Mercury Bank - Checking - 1054 Marketing & Advertising Expense
12/23/2022 12/23/2022	PARAMOUNT+. Merchant name: PARAMOUNT+	Mercury Bank - Checking - 1054 Software & Web Hosting Expense
12/25/2022 12/25/2022	GITHUB. Merchant name: GITHUB	Mercury Bank - Checking - 1054 Software & Web Hosting Expense

12/25/2022	Hubspot Inc.. Merchant name: Hubspot Inc.	Mercury Bank - Checking - 1054
12/25/2022		Software & Web Hosting Expense
12/29/2022	SendinBlue. Merchant name: Sendinblue	Mercury Bank - Checking - 1054
12/29/2022		Marketing & Advertising Expense

Dr	Cr
	3700
3700	
3700	
	3700
10	
	10
13390	
	13390
	11300
11300	
	0.11
0.11	
	1773.1
1773.1	
	3700
3700	
2700	
	2700
1000	
	1000
	28.99
28.99	
	29
29	
154126.08	
	154126.08
0.04	
	0.04

0.04	0.04
102000	102000
249	249
163.39	163.39
71.29	71.29
144.99	144.99
500	500
22490.75	22490.75
29	29
239.2	239.2
2390.4	2390.4
4	4
59.95	59.95
239.2	239.2
22.49	22.49
51.75	51.75

20.18

20.18

9.48

9.48

47.99

47.99

59.95

59.95

90

90

100

100

517.9

517.9

2123.76

2123.76

89.95

89.95

58

58

56.18

56.18

78.48

78.48

249

249

25

25

25

25

25

25

	239.2
239.2	
	29
29	
0.08	
	0.08
0.03	
	0.03
	0.11
0.11	
	2700
2700	
	14400
14400	
	1000
1000	
18223.81	
	18223.81
	59.95
59.95	
	4
4	
	749.35
749.35	
	26
26	
20.22	
	20.22
	42
42	
	48
48	

59.95	59.95
100	100
97.17	97.17
89.95	89.95
58	58
249	249
58	58
26.73	26.73
26.04	26.04
19	19
239.2	239.2
185	185
500	500
4	4
59.95	59.95
15853.33	15853.33

894.16	
	894.16
	627.06
627.06	
2854.73	
	2854.73
20.03	
	20.03
	137.95
137.95	
	42
42	
	59.95
59.95	
	48
48	
	100
100	
	63.55
63.55	
	89.95
89.95	
41.22	
	41.22
	3750.17
3750.17	
	249
249	
	196.36
196.36	
	2000
2000	

460.72	
	460.72
	29
29	
	239.2
239.2	
	59.95
59.95	
	4
4	
100	
	100
100	
	100
100	
	100
374.93	
	374.93
2428.29	
	2428.29
	48
48	
	42
42	
	89.95
89.95	
	0.02
0.02	
0.02	
	0.02
	30.16
30.16	

86.36	86.36
239.2	239.2
239.2	239.2
239.2	239.2
239.2	239.2
	475
475	
	249
249	
980	
	980
	2000
2000	
	252.43
252.43	
	29
29	
	10.89
10.89	
	4
4	
	59.95
59.95	
1797.06	
	1797.06
	42
42	

	29.6
29.6	
	1109.41
1109.41	
	0.99
0.99	
32.93	
	32.93
	89.95
89.95	
	2166.67
2166.67	
	8.81
8.81	
	249
249	
2000	
	2000
2000	
	2000
125	
	125
	2000
2000	
	29
29	
	161.08
161.08	
	10.89
10.89	
	4
4	

59.95

59.95

1773.1

1773.1

Bracketology.tv, Inc.

Monthly Balance Sheet

For the period ending December 31, 2022

As Of: December 31, 2022

Assets	
Mercury Bank - Checking - 1054	682.63
SAAS - Allison Anton	15,000.00
Temporary Holds	0.00
Total Assets	**15,682.63**

Liabilities	
Business Acquisitions	374.93
Loans to/from David Pawlan	2,000.00
Loans to/from Jonah	2,000.00
Total Liabilities	**4,374.93**

Equity	
Investments into Braketology.tv, Inc	154,126.08
Retained Earnings	-142,818.38
Total Equity	**11,307.70**

Total Liabilities and Equity	**15,682.63**

November 30, 2022	October 31, 2022	September 30, 2022	August 31, 2022
4,259.15	3,729.31	7,193.23	21,456.35
15,000.00	15,000.00	15,000.00	15,000.00
0.00	0.00	0.00	0.00
19,259.15	**18,729.31**	**22,193.23**	**36,456.35**
374.93	374.93	0.00	0.00
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00
374.93	**374.93**	**0.00**	**0.00**
154,126.08	154,126.08	154,126.08	154,126.08
-135,241.86	-135,771.70	-131,932.85	-117,669.73
18,884.22	**18,354.38**	**22,193.23**	**36,456.35**
19,259.15	**18,729.31**	**22,193.23**	**36,456.35**

	July 31, 2022	June 30, 2022	May 31, 2022
	25,863.15	2,100.00	0.00
	15,000.00	11,300.00	0.00
	0.00	0.00	0.00
	40,863.15	**13,400.00**	**0.00**
	17,100.00	13,400.00	0.00
	0.00	0.00	0.00
	0.00	0.00	0.00
	17,100.00	**13,400.00**	**0.00**
	154,126.08	0.00	0.00
	-130,362.93	0.00	0.00
	23,763.15	**0.00**	**0.00**
	40,863.15	**13,400.00**	**0.00**

Bracketology.tv, Inc.

Monthly Income Statement

For the period Jun 2022 to Dec 2022

	Month	Dec 2022
Revenues		
Sales Revenue		32.93
Total Revenues		**32.93**
Operating Expenses		
Gifts Expense		0.00
Independent Contractor Expense		2,000.00
Interest Expense		0.00
License & Fee Expense		0.00
Marketing & Advertising Expense		3,043.59
Professional Service Expense		0.00
Research & Development Expense		0.00
Software & Web Hosting Expense		2,565.86
Total Operating Expenses		**7,609.45**
Total Expenses		**7,609.45**
Net Profit		**-7,576.52**

	Nov 2022	Oct 2022	Sep 2022	Aug 2022
	2,863.42	2,930.23	3,866.09	18,300.21
	2,863.42	**2,930.23**	**3,866.09**	**18,300.21**
	0.00	63.55	0.00	0.00
	2,000.00	2,000.00	0.00	1,000.00
	0.00	0.00	0.00	0.00
	0.00	0.00	0.00	26.00
	252.43	137.95	737.77	0.00
	-956.80	239.20	239.20	2,686.96
	0.00	3,750.17	15,853.33	0.00
	1,037.95	578.21	1,298.91	1,894.05
	2,333.58	**6,769.08**	**18,129.21**	**5,607.01**
	2,333.58	**6,769.08**	**18,129.21**	**5,607.01**
	529.84	**-3,838.85**	**-14,263.12**	**12,693.20**

	Jul 2022	Jun 2022
	71.93	0.00
	71.93	**0.00**
	0.00	0.00
	500.00	0.00
	0.00	0.00
	0.00	0.00
	1,795.66	0.00
	2,868.80	0.00
	124,490.75	0.00
	779.65	0.00
	130,434.86	**0.00**
	130,434.86	**0.00**
	-130,362.93	**0.00**

Bracketology.tv, Inc.

Adjusting Journal Entries

For the period January 1, 2022 to December 31, 2022

Please fill out the below template with any relevant tax adjustments

The adjustments that you enter below will be posted into the Bench accounts

Adjustment #	Posting Date	Account Name	DR $	CR $
1	12/31/2018	Example Expense Account	500.00	
		Example Asset Account		500.00
Balance Checker			**500.00**	**500.00**

Rationale for Adjustment	Journal Author
Adjustment to record deprecia	John Doe

BALANCED